Mail Stop 4561

May 29, 2009

Ms. Dee Dee Lowry
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS 39402

      Re: **The First Bancshares, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 31, 2009
              Form 10-Q for the Quarterly Period Ended March 31, 2009
              Filed May 20, 2009
              File No. 000-22507

Dear Ms. Lowry:

We have reviewed your correspondence dated May 8, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 13

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note C – Securities, page 39

1.   In your response to comment three of our letter dated April 17, 2008 you indicate that the magnitude of the decline in the AMF Ultra Short Mortgage Fund's (the "Fund") net asset value ("NAV") is directly related to non-entity specific credit market volatility and spread disruptions. We note the July 11, 2008 announcement by Standard & Poor's regarding the downgrade and withdrawal of

the Fund from rating indicating that the rating adjustment on the Fund prior to its withdrawal was based on the fund's allocation to mortgage-related securities that have experienced material downgrades that negatively impacted the Fund's average credit quality to 'A' from 'AAA.'   In its announcement, Standard & Poor's indicates that small exposures to noninvestment-grade ratings can have a material impact on the overall credit quality of a fixed-income portfolio. The conclusions reached in your response appear based on the underlying investments of the Fund. FSP FAS 115-1 and 124-1 specifically indicates that investors should not "look through" the form of the investment to the nature of the securities held by the investee. With this in mind, please provide us with your comprehensive analysis supporting your conclusion that this investment was not other-than-temporarily impaired as of December 31, 2008. Your analysis should include, but not be limited to the following:

- How you considered severity of the impairment;
- How you considered the Fund's credit rating downgrade on July 11, 2008 and that the Fund no longer is rated;
- Your consideration of the May 6, 2008 notice by the Board of Trustees of the Fund indicating that it was activating the Fund's redemption-in-kind provisions and not accepting new investments;
- Your basis for concluding that a recovery of market value is likely for this equity investment, which does not have contractual provisions for a return of your principal investment;
- The objective evidence supporting your conclusion that this equity investment is anticipated to recover in value in 2 - 5 years;
- How you considered that as the forecasted market price recovery period lengthens, the uncertainties inherent in management's estimate increase, which impacts the reliability of that estimate; and
- At what point would you conclude that the investment is other than temporarily impaired, including duration and severity of the unrealized loss, differences between your expectations and the actual changes in net asset value of the fund, etc.

Please refer to FSP 115-1 and SAB Topic 5.M. For additional guidance, see also the discussion in Section II.H.1 of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance.

2.   As a related matter, please provide us with your updated analysis as of March 31, 2009.

3.   In your response to comment four of our letter dated April 17, 2009 you refer to a credit analysis of the underlying collateral of the fund in support of your conclusion that the investment is not other than temporarily impaired at December

31, 2008. FSP FAS 115-1 specifically indicates that investors shall not "look through" the form of their investment to the nature of the securities held by an investee in evaluating potential impairment. Please confirm that you will revise future disclosure accordingly. Refer to paragraph 4(a)(2) of FSP FAS 115-1 and 124-1.

Form 10-Q for the Quarterly Period Ended March 31, 2009:

Exhibits 31.1 and 31.2

4.   The language of certifications required by Rules 13a-14(a) and 15d-14(a) should be in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as noted in applicable staff interpretations. Your certifications include inappropriate modifications, such as reference to the "registrant issuer" instead of the "registrant" and omitting reference to establishing and maintaining internal controls over financial reporting in paragraph 4 introductory language. Please file an amended Form 10-Q to provide the appropriate certifications consistent with Item 601(b)(31) of Regulation S-K. Your amended Form 10-Q should include Item 4 of Form 10-Q disclosure as well as the company's financial statements. Please refer to the Form 10-Q form requirements and note that Item 4 of Part I of the Form 10-Q should relate to disclosures pursuant to Item 307 and 308(c) of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief